Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 20 DATED MARCH 11, 2014
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 16 dated January 31, 2014, supplement no. 17 dated February 19, 2014, supplement no. 18 dated February 26, 2014 and supplement no. 19 dated March 10, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	the declaration of distributions for April through May 2014;

•	information regarding our share redemption program;

•	updated risks factors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2013; and

•	our audited financial statements and the notes thereto as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.
Status of the Offering
We ceased our initial public offering on March 12, 2013, and on March 13, 2013, we commenced offering shares to the public pursuant to this follow-on offering. In connection with our follow-on offering, we have registered up to $2,000,000,000 of shares of common stock for sale to the public and up to an additional $760,000,000 of shares of common stock pursuant to the dividend reinvestment plan. As of March 3, 2014, we had sold 1,724,220 shares of common stock in this follow-on offering for gross offering proceeds of $18.0 million, including 468,636 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $4.8 million. Accordingly, as of March 3, 2014, there were $1,982.0 million of shares of common stock available for sale in this follow-on offering, including $755.2 million of shares under the dividend reinvestment plan. We intend to cease offering shares of common stock in this follow-on offering on March 31, 2014, but will continue to offer shares of common stock under our dividend reinvestment plan after March 31, 2014.
Indebtedness
As of December 31, 2013, we had debt obligations in the aggregate principal amount of $242.9 million, consisting of nine fixed rate mortgage loans maturing between 2017 and 2019 and a weighted-average remaining term of 4.9 years. The weighted-average interest rate of our debt at December 31, 2013 was 3.2%. As of December 31, 2013, our total liabilities were approximately 64% of the cost (before depreciation or other noncash reserves) of our tangible assets.
On February 18, 2014, in connection with acquisition of Legacy Grand at Concord, we assumed a U.S. Housing and Urban Development Section 221d(4) loan with an outstanding principal balance of $23.2 million secured by Legacy Grand at Concord. On February 25, 2014, in connection with the acquisition of the Lofts at the Highlands, we assumed a U.S. Housing and Urban Development Section 221d(4) loan with an outstanding principal balance of $32.0 million secured by the Lofts at the Highlands.
Distributions Declared
On March 6, 2014, our board of directors declared distributions based on daily record dates for the period from April 1, 2014 through April 30, 2014, which we expect to pay in May 2014, and distributions based on daily record dates for the period from May 1, 2014 through May 31, 2014, which we expect to pay in June 2014. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share or a 5.93% annualized rate based on the current offering price of $10.96 per share.

Information Regarding Our Share Redemption Program
On January 24, 2014, our board of directors approved a fourth amended and restated share redemption program (the “Fourth Amended Share Redemption Program”). The Fourth Amended Share Redemption Program is effective for redemptions under the program on or after February 27, 2014. Under the Fourth Amended Share Redemption Program, we may redeem only the number of shares that we could purchase with the amount of the net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year; provided that we may not redeem more than $2.0 million of shares in the aggregate during any calendar year. Furthermore, during any calendar year, once we have redeemed $1.5 million of shares under the Fourth Amended Share Redemption Program, including redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence, the remaining $0.5 million of the $2.0 million annual limit shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetence. In establishing the $2.0 million limitation, our board of directors considered the $2.0 million of redemptions processed during the 2013 calendar year and the cash requirements necessary to effectively manage our assets.
There were no other changes to the Amended Share Redemption Program. Our board of directors may amend, suspend or terminate the program upon 30 days’ notice. We may provide notice by including such information (a) in a Current Report on Form 8-K or our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to our stockholders.
During the year ended December 31, 2012, we redeemed $0.4 million of common stock, which represented the dollar value of the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan in 2011. The average price paid per share during the year ended December 31, 2012 was $9.76. As of December 31, 2012, we had $0.2 million of outstanding and unfulfilled redemption requests, representing approximately 24,150 shares. We redeemed the remaining outstanding and unfulfilled redemptions as of December 31, 2012 of $0.2 million on the January 31, 2013 redemption date. During the year ended December 31, 2012, our net proceeds from the dividend reinvestment plan were $2.2 million. During the year ended December 31, 2013, we redeemed $2.0 million of shares of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 31, 2013 redemption date. The average price paid by us to redeem shares during the year ended December 31, 2013 was $9.49 per share.
Updated Risk Factors
Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus.
Risks Related to an Investment in Us
Based on sales volume to date, we will not raise the maximum offering amount in this offering. Because we will raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which will cause the value of our stockholders’ investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in our offering, therefore, could increase the risk that our stockholders will lose money in their investment.
This offering is being made on a “best efforts” basis, whereby the brokers participating in the offering have no firm commitment or obligation to purchase any of the shares. To date, the proceeds we have raised in the offering are lower than our sponsor and dealer manager originally expected. Furthermore, as announced on January 29, 2014, our board of directors has approved an early termination of the follow-on public offering on March 31, 2014. As a result, we will not raise the maximum offering amount in the offering. Therefore, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. Adverse developments with respect to a single property, or a geographic region, will have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds will increase our fixed operating expenses as a percentage of our revenue, reducing our net income and limiting our ability to pay distributions to our stockholders.
From inception through December 31, 2013, we have experienced annual net losses which could adversely impact our ability to conduct operations, make investments and pay distributions.
From inception through December 31, 2013, we have had a cumulative net loss of $22.1 million. Included in the cumulative net loss amount was $23.0 million of depreciation of real estate assets and amortization of lease-related costs. In the event that we continue to incur net losses in the future or such losses increase, we will have less money available to make investments and pay distributions, and our financial condition, results of operations, cash flow and ability to service our indebtedness may be adversely impacted.

Organizational and offering costs as a percentage of gross offering proceeds in the follow-on offering will be higher if we raise less than the maximum offering amount in our follow-on offering.
We reimburse our advisor for organization and offering costs it may incur on our behalf, but only to the extent that the reimbursement would not cause the sales commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross proceeds from the primary offering as of the date of the reimbursement. If we raise less than the maximum offering amount, our organizational and offering costs as a percentage of gross offering proceeds would increase and the percentage of offering proceeds available for investment would decrease accordingly. In our public offerings, we raised substantially less than the maximum offering amount and as a result the sales commissions, the dealer manager fee and the other organization and offering expenses borne by us amounted in the aggregate to 12.8% of the gross proceeds from the public offerings as of December 31, 2013. Based on the sales volume experienced to date in our follow-on public offering, it is reasonable to expect that we will not raise the maximum offering amount and consequently, that the total organizational and offering expenses borne by us (including sales commissions and dealer manager fees) will be 15% of gross offering proceeds. To the extent that our other organizational and offering expenses are greater than anticipated, the amount of offering proceeds available for investment will be reduced which may have an adverse effect on our results of operations and our ability to pay distributions to our stockholders.
Because the offering price in our offering exceeds our net tangible book value per share, investors in our offering will experience immediate dilution in the net tangible book value of their shares.
Effective March 11, 2014, we are offering shares in our offering at $10.96 per share, with discounts available to certain categories of purchasers. Our current offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) the substantial fees paid in connection with our offerings, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments and (iii) general and administrative expenses. As of December 31, 2013, our net tangible book value per share was $6.55. To the extent we are able to raise substantial proceeds in our offering, the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization of our real estate investments.
The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.
Under our share redemption program, shares currently may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the program). Effective March 11, 2014 the maximum price that may be paid under the program is $10.96 per share, which is the offering price of our shares of common stock in our offering (ignoring purchase price discounts for certain categories of purchasers). This reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.96 per share, the actual value of the shares that we repurchase will be less, and the repurchase will be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (both of which may constitute a return of capital). We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. In addition, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operations.
For the year ended December 31, 2013, we paid aggregate distributions of $11.1 million, including $6.3 million of distributions paid in cash and $4.8 million of distributions reinvested through our dividend reinvestment plan. FFO for the year ended December 31, 2013 was $4.6 million and cash flow provided by operations was $8.2 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $8.2 million of cash flows from operations (74%) and $2.9 million of debt financing (26%). For the year ended December 31, 2013, funds from operations represented 42% of total distributions paid.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2013, 2012 and 2011, and the accompanying financial statement schedules, all included in this supplement.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Updated Risk Factors” in this prospectus supplement and “Risk Factors” in the prospectus.
Overview
We were formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2010 and intend to operate in such a manner. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner.
We expect to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. We expect that our portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2013, we owned nine apartment complexes and had identified two other apartment complexes that were acquired in February 2014.
KBS Capital Advisors LLC (“KBS Capital Advisors”) is our advisor. As our advisor, KBS Capital Advisors is responsible for managing our day-to-day operations and our portfolio of real estate assets. Subject to the terms of the advisory agreement between KBS Capital Advisors and us, KBS Capital Advisors delegates certain advisory duties to a sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), which is a joint venture among KBS Capital Advisors and Legacy Partners Residential Realty LLC. Notwithstanding such delegation to the Sub-Advisor, KBS Capital Advisors retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement. KBS Capital Advisors makes recommendations on all investments to our board of directors. A majority of our board of directors, including a majority of our independent directors acting through the conflicts committee, approves our property and real estate-related investments. KBS Capital Advisors, either directly or through the Sub-Advisor, will also provide asset-management, marketing, investor-relations and other administrative services on our behalf. Our Sub-Advisor owns 20,000 shares of our common stock. We have no paid employees.

On March 12, 2010, we commenced our initial public offering of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares would be offered pursuant to our dividend reinvestment plan (the “Initial Offering”). We retained KBS Capital Markets Group LLC (“KBS Capital Markets Group”), an affiliate of our advisor, to serve as the dealer manager for the Initial Offering pursuant to a dealer manager agreement dated March 12, 2010 (the “Initial Dealer Manager Agreement”).
On May 31, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the “Follow-on Offering” and together with the Initial Offering, the “Offerings”). Pursuant to the registration statement, as amended, we registered up to an additional $2,000,000,000 of shares of common stock for sale to the public and up to an additional $760,000,000 of shares pursuant to our dividend reinvestment plan. The SEC declared our registration statement for the Follow-on Offering effective on March 8, 2013.
We retained the KBS Capital Markets Group to serve as the dealer manager for the Follow-on Offering pursuant to a dealer manager agreement dated March 8, 2013 (the “Follow-on Dealer Manager Agreement” and together with the Initial Dealer Manager Agreement, the “Dealer Manager Agreements”). On March 12, 2013, we ceased offering shares pursuant to the Initial Offering and on March 13, 2013, we commenced offering shares to the public pursuant to the Follow-on Offering.
From the inception of the Initial Offering through its completion on March 12, 2013, we sold 18,088,084 shares of common stock for gross offering proceeds of $179.2 million, including 368,872 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $3.5 million.
As of December 31, 2013, we had sold an aggregate of 19,420,805 shares of common stock in the Offerings for gross offering proceeds of $193.1 million, including an aggregate of 746,836 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $7.3 million. Also, as of December 31, 2013, we had redeemed 244,304 shares sold in the Offerings for $2.3 million. We intend to cease offering shares of common stock in the Follow-on Offering on March 31, 2014, but will continue to offer shares under the dividend reinvestment plan after March 31, 2014. We intend to use substantially all of the net proceeds from the Offerings to invest in and manage a portfolio of high quality apartment communities located throughout the United States as described above.
Market Outlook ─ Multi-Family Real Estate and Finance Markets
The Great Recession of 2008 - 2009 resulted in significant job losses, which had an adverse effect on multifamily real estate. Vacancies increased to record highs and rents decreased as owners sought to retain existing residents and attract new residents. Rising capitalization rates, in addition to declining rents, caused values to decline. In contrast, 2010 exhibited positive signs that multifamily real estate had begun a solid recovery. Vacancy declined, rents increased, and capitalization rates decreased. These positive trends continued throughout 2011 and into 2012. Since the second quarter of 2012, vacancy has stabilized at approximately its equilibrium rate; however, while rent growth has moderated during 2013, it remains at an above average rate.
According to the U.S. Bureau of Labor Statistics (BLS), approximately 8.7 million jobs were lost in the U.S. from December 2007 through December 2009 as a result of the Great Recession. Since 2009, employment has increased by over 7.7 million jobs (through December 2013). The BLS also reported that the unemployment rate peaked in 2009 at 10.0% and was down to 6.7% by the end of 2013.
Witten Advisors reported that apartment vacancies in the U.S. were 7.8% at the end of 2009 (“U.S. Apartment Markets Forecast,” Fourth Quarter 2013). Apartment vacancies declined steadily throughout 2010 and 2011, stabilizing at 5%, the approximate equilibrium vacancy rate, in the second half of 2012. As of the end of the third quarter of 2013, Witten Advisors reported that U.S. apartment vacancies were 4.7%. Witten Advisors also reported that effective rents for U.S. apartments were up by 2.0% and 4.2% in 2010 and 2011, respectively, in contrast to the decline in effective rents of 4.4% in 2009. Effective rents continued to grow in 2012 at 3.9%, as compared to the long-term average growth rate of 2.7%, and were 3.5% for the twelve months ending September 2013.
Class A multifamily capitalization rates in the U.S. averaged 4.68% in the fourth quarter of 2007 (Witten Advisors: “U.S. Apartment Markets Forecast,” Fourth Quarter 2013). Capitalization rates increased to 5.79% by the fourth quarter of 2009, reflecting the decline in Class A multifamily property values as a result of the Great Recession. By the first quarter of 2011, the average Class A capitalization rate had declined to approximately 5.0%, where it has remained since that time.

In the medium- and long-term, we believe the prospects for multifamily real estate investment are promising. We expect several positive demographic trends, as noted below, will drive the demand for multifamily housing throughout this decade.

•	U.S. population growth - The U.S. Census Bureau projects that the U.S. population will increase by approximately 37 million (12%) between 2008 and 2020, predominantly in the West and South.

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Immigration - Foreign-born renters represented 18.9% of all renters in 2010 (U.S. Census Bureau, “2010 American Community Survey”). According to the U.S. Census Bureau, immigration is expected to add about 1.4 million individuals per year to the U.S. population. This immigration-driven increase in population, when combined with the natural U.S. population increase, will increase the demand for all types of housing, including apartments, over the next decade.

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Echo Boom - The children of the Baby Boom generation, dubbed the Echo Boomers, will increase the prime rental age group, 20 to 34 year olds, by 4 million, to 68 million and it will remain at that elevated level through 2020 according to the U.S. Census Bureau.

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Baby Boom - The population of people aged 50 to 64 is expected to increase by nearly 8.4 million between 2008 and 2018 (U.S. Census Bureau Population Forecast). These Baby Boomers generally have enough income to purchase a home but are increasingly choosing to downsize. Those Baby Boomers who choose to downsize generally prefer the conveniences of apartments, particularly those in urban infill locations.

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Housing Shift - More people are choosing to rent, as opposed to own, their home. According to the U.S. Census Bureau, the percentage of people that rent their housing in the United States has increased from 31.0% in fourth quarter 2005, to 34.8% at the end of the 2013. This equates to approximately 4.2 million additional renter households in the U.S., according to Witten Advisors, over that time period.

Other positive factors for multifamily real estate investment include:

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Diminished supply - According to Witten Advisors (“U.S. Apartment Markets Forecast,” Fourth Quarter 2013), multifamily rental construction starts in the U.S. averaged approximately 300,000 units per year for the decade ending December 2005. In comparison, starts were 104,200 units in 2010, a small increase over the 50-year low mark of 97,600 units started in 2009. In 2011 and 2012, rental construction starts in the U.S. increased to 147,000 units and 204,000 units, respectively. Multifamily rental construction starts are expected to average approximately 250,000 units per year from 2014 through 2016.

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Availability of Debt Capital - Although there was a tightening of lending standards for multifamily real estate following the Great Recession, capital has remained readily available for the multifamily sector, which is in stark contrast to other commercial real estate sectors. This is in part due to the lower risk of multifamily investments as compared to the other primary property types and the continued support of government sponsored entities such as Fannie Mae, Freddie Mac, and the Federal Housing Administration.

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Maturing loans - More than $400 billion of multifamily loans are expected to mature from 2012 through 2016 (Marcus & Millichap Research Services, April 2012). We believe these loan maturities will provide opportunities to purchase properties from sellers in need of liquidity or those faced with repayment deadline.

Liquidity and Capital Resources
We are dependent upon the net proceeds from the Offerings to conduct our proposed operations. We will obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of this Follow-on Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.
As of December 31, 2013 we had sold an aggregate of 19,420,805 shares of common stock in the Offerings for gross offering proceeds of $193.1 million, including an aggregate of 746,836 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $7.3 million. Also as of December 31, 2013, we had redeemed 244,304 shares sold in the Offerings for $2.3 million. If we are unable to raise substantial funds in this Follow-on Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more widely with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this Follow-on Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish significant reserves from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations or out of net cash proceeds from the sale of properties.

As of December 31, 2013, we owned nine apartment complexes. Our operating cash needs were met through cash flow generated by our real estate investments and proceeds from the Offerings.
Our investment in real estate generates cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2013, our real estate property investments were 93% occupied.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2013 did not exceed the charter imposed limitation.
As of December 31, 2013, our total debt outstanding was $242.9 million. Once we have fully invested the proceeds of our Offerings, we expect that our debt financing and other liabilities will be between 60% and 70% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2013, our borrowings and other liabilities were approximately 64% of the cost (before depreciation or other noncash reserves) of our tangible assets.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. However, at the termination of each of our Offerings and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective Offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our Offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.
Cash Flows from Operating Activities
We commenced operations with the acquisition of our first apartment complex on October 26, 2010. As of December 31, 2013, we owned nine apartment complexes. During the year ended December 31, 2013, net cash provided by operating activities was $8.2 million. We expect that our cash flows from operating activities to vary over time but will generally increase in future years as a result of owning the assets acquired in 2013 for an entire period, as well as from the related operations of real estate acquisitions, subsequent to December 31, 2013. We acquired two real estate properties in February 2014 and expect to have limited availability of funds for additional acquisitions due to the early termination of the Follow-On Offering on March 31, 2014.
Cash Flows from Investing Activities
Net cash used in investing activities was $122.1 million for the year ended December 31, 2013 and consisted of the following:

•	$114.9 million for the acquisitions of three apartment complexes;

•	$4.9 million of improvements to real estate;

•	$1.5 million of escrow deposits for future real estate acquisitions; and

•	$0.8 million increase in restricted cash for capital expenditures.

Cash Flows from Financing Activities
Net cash provided by financing activities was $118.8 million for the year ended December 31, 2013 and consisted primarily of the following:

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$73.9 million of net cash provided by debt and other financings as a result of proceeds from notes payable of $76.2 million, partially offset by $1.3 million of principal payments on our mortgage note payable and payments of deferred financing costs of $1.0 million;

•	$53.2 million of cash provided by offering proceeds related to our Offerings, net of payments of commissions, dealer manager fees and other organization and offering expenses of $7.2 million;

•	$6.3 million of net cash distributions, after giving effect to dividends reinvested by stockholders of $4.8 million; and

•	$2.0 million of cash used for redemptions of common stock.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of December 31, 2013 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2014	2015-2016	2017-2018	Thereafter
Outstanding debt obligations (1)	$242,856	$3,416	$9,981	$103,598	$125,861
Interest payments on outstanding debt obligations (2)	38,193	7,914	15,408	13,026	1,845
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2013. We incurred interest expense of $7.4 million, excluding amortization of deferred financing costs of $0.6 million and interest capitalized of $0.1 million, for the year ended December 31, 2013.
Results of Operations
Our results of operations for the year ended December 31, 2013 are not necessarily indicative of those expected in future periods as we have not yet closed our offering and we made additional investments subsequent to December 31, 2013. We have not yet invested all of the proceeds from the Offerings received to date and expect to continue to raise additional capital until the termination of our Follow-On Offering on March 31, 2014. As of December 31, 2012, we owned six apartment complexes and as of December 31, 2013, we owned nine apartment complexes. As a result, the results of operations for the years ended December 31, 2013, 2012 and 2011 are not directly comparable as we were still investing the proceeds from the Offerings during those periods. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning the investments acquired in 2013 for an entire period and anticipated future acquisitions of apartment communities.

Comparison of the year ended December 31, 2013 versus the year ended December 31, 2012
The following table provides summary information about our results of operations for the years ended December 31, 2013 and 2012 (dollar amounts in thousands):

	For the Years Ended December 31,		Increase	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Properties Held Throughout Both Periods (2)
	2013	2012
Rental income	$32,825	$16,105	$16,720	104%	$16,514	$206
Operating, maintenance, and management costs	8,500	4,273	4,227	99%	4,194	33
Real estate taxes and insurance	4,496	2,311	2,185	95%	2,089	96
Asset management fees to affiliate	2,670	1,521	1,149	76%	1,261	(112)
Property management fees to affiliate	207	106	101	95%	101	—
Real estate acquisition fees and expenses to affiliate	1,186	1,969	(783)	(40)%	(783)	—
Real estate acquisition fees and expenses	981	1,584	(603)	(38)%	(603)	—
General and administrative expenses	2,199	1,898	301	16%	n/a	n/a
Depreciation and amortization expense	12,366	8,012	4,354	54%	4,316	38
Interest expense	8,000	4,688	3,312	71%	3,251	61
_____________________
(1) Represents the dollar amount increase for the year ended December 31, 2013 compared to the year ended December 31, 2012 related to real estate investments acquired on or after January 1, 2012.
(2) Represents dollar amount increase for the year ended December 31, 2013 compared to the year ended December 31, 2012 with respect to real estate investments owned by us during both periods.
Rental income increased from $16.1 million for the year ended December 31, 2012 to $32.8 million for the year ended December 31, 2013, primarily as a result of the growth in our real estate portfolio. We expect that our rental income will increase in future periods as a result of owning the assets acquired in 2013 for an entire period, as well as from the related operations of our real estate acquisitions subsequent to December 31, 2013. We will have limited availability of funds for future acquisitions of real estate due to the early termination of the Follow-On Offering on March 31, 2014.
Property operating costs and real estate taxes and insurance increased from $6.6 million for the year ended December 31, 2012 to $13.0 million for the year ended December 31, 2013. The increase in property operating costs and real estate taxes and insurance was due to the growth in our real estate portfolio. We expect that our property operating costs and real estate taxes and insurance will increase in future periods as a result of owning the assets acquired in 2013 for an entire period and anticipated future acquisitions of apartment communities.
Asset management fees with respect to our real estate investments increased from $1.5 million for the year ended December 31, 2012 to $2.7 million for the year ended December 31, 2013, as a result of the growth in our real estate portfolio, offset by a decrease from properties held throughout both periods due to a change in our asset management fee calculation beginning August 1, 2013 as a result of an amendment to the advisory agreement. On January 8, 2013, we entered into an amendment to the advisory agreement with our advisor to defer our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. In addition, on August 14, 2013, we entered into another amendment to the advisory agreement with our advisor to reduce the asset management fee payable by us to our advisor with respect to investments in real estate to a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property (whether at or subsequent to acquisition), including acquisition expenses and budgeted capital improvement costs (regardless of the level of debt used to finance the investment), and (ii) 2.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property, including acquisition expenses and budgeted capital improvement costs, less any debt used to finance the investment. In addition, the amendment defers without interest under certain circumstances, our obligation to pay asset management fees accruing from August 1, 2013. However, notwithstanding the foregoing, any and all deferred asset management fees shall be immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by our stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption plan, and (ii) an 8.0% per year cumulative, non-compounded return on such net invested capital. As of December 31, 2013, we had deferred the payment of $2.5 million in asset management fees incurred from February 1, 2013 through December 31, 2013 and recorded a liability for this amount. We expect that our asset management fees will increase in future periods as a result of owning the assets acquired in 2013 for an entire period and anticipated future acquisitions of apartment communities.

Real estate acquisition fees and expenses to affiliate and non-affiliate decreased from $3.6 million for the year ended December 31, 2012 to $2.2 for the year ended December 31, 2013. The decrease is primarily due to the difference in the total acquisition price for real estate properties acquired during the year ended December 31, 2012 of $193.9 million compared to the total acquisition price for real estate properties acquired during the year ended December 31, 2013 for $116.9 million. Real estate acquisition fees and expenses will vary in future periods based on acquisition activity.
General and administrative expenses increased from $1.9 million for the year ended December 31, 2012 to $2.2 million for the year ended December 31, 2013. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs. We expect general and administrative costs to increase in the future periods as we acquire additional real estate investments but to decrease as a percentage of total revenue.
Depreciation and amortization expense increased from $8.0 million for the year ended December 31, 2012 to $12.4 million for the year ended December 31, 2013. The increase in depreciation and amortization expense was primarily due to the growth in our real estate portfolio. We expect that our depreciation and amortization expenses will increase in future periods as a result of anticipated future acquisitions of apartment communities offset by a decrease in amortization of tenant origination costs related to lease expirations.
Interest expense increased from $4.7 million for the year ended December 31, 2012 to $8.0 million for the year ended December 31, 2013. The increase in interest expense was primarily due to the growth in our real estate portfolio resulting in increased borrowings during the year ended December 31, 2013 compared to the year ended December 31, 2012. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in our ongoing Follow-on Offering, the availability and cost of debt financings, and the opportunity to acquire real estate investments meeting our investment objectives; however, we expect it will increase over time due to additional borrowings on future acquisitions.
Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011
The following table provides summary information about our results of operations for the years ended December 31, 2012 and 2011 (dollar amounts in thousands):

	For the Years Ended December 31,		Increase	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Properties Held Throughout Both Periods (2)
	2012	2011
Rental income	$16,105	$5,372	$10,733	200%	$10,360	$373
Operating, maintenance, and management costs	4,273	1,503	2,770	184%	2,749	21
Real estate taxes and insurance	2,311	985	1,326	135%	1,283	43
Asset management fees to affiliate	1,521	362	1,159	320%	1,150	9
Property management fees to affiliate	106	—	106	100%	106	—
Real estate acquisition fees and expenses to affiliate	1,969	—	1,969	100%	1,969	—
Real estate acquisition fees and expenses	1,584	23	1,561	6,787%	1,584	(23)
General and administrative expenses	1,898	1,384	514	37%	n/a	n/a
Depreciation and amortization expense	8,012	1,890	6,122	324%	7,116	(994)
Interest expense	4,688	1,323	3,365	254%	3,146	219
_____________________
(1) Represents the dollar amount increase for the year ended December 31, 2012 compared to the year ended December 31, 2011 related to real estate investments acquired on or after January 1, 2011.
(2) Represents dollar amount increase for the year ended December 31, 2012 compared to the year ended December 31, 2011 with respect to real estate investments owned by us during both periods.
Rental income increased from $5.4 million for the year ended December 31, 2011 to $16.1 million for the year ended December 31, 2012, primarily as a result of the growth in our real estate portfolio. Additionally, rental income from the real estate property owned by us during both periods increased by $0.4 million due to an overall increase in rental rates.
Property operating costs and real estate taxes and insurance increased from $2.5 million for the year ended December 31, 2011 to $6.6 million for the year ended December 31, 2012. The increase in property operating costs and real estate taxes and insurance was primarily due to the growth in our real estate portfolio.
Asset management fees with respect to our real estate investments increased from $0.4 million for the year ended December 31, 2011 to $1.5 million for the year ended December 31, 2012, as a result of the growth in our real estate portfolio. All asset management fees incurred as of December 31, 2012 have been paid.

Property management fees to affiliate were $0.1 million for the year ended December 31, 2012 and related to property management services for the five properties acquired during 2012. All property management fees incurred as of December 31, 2012 have been paid.
Real estate acquisition fees and expenses to affiliate and non-affiliate were $3.6 million for the year ended December 31, 2012 and related to the acquisitions of five apartment complexes. We did not make any real estate investments during the year ended December 31, 2011.
General and administrative expenses increased from $1.4 million for the year ended December 31, 2011 to $1.9 million for the year ended December 31, 2012. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs.
Depreciation and amortization expense increased from $1.9 million for the year ended December 31, 2011 to $8.0 million for the year ended December 31, 2012. Depreciation and amortization expense increased by $7.1 million due to the growth in our real estate portfolio. This increase was offset by a $1.0 million decrease in depreciation and amortization from the property held throughout both periods due to a decrease in amortization of tenant origination costs related to in-place leases that were fully amortized in 2011.
Interest expense increased from $1.3 million for the year ended December 31, 2011 to $4.7 million for the year ended December 31, 2012. The increase in interest expense was primarily due to the growth in our real estate portfolio resulting in increased borrowings during the year ended December 31, 2012 compared to the year ended December 31, 2011. Additionally, during the year ended December 31, 2012, we incurred some fees related to the early payoff of a mortgage loan, which was partially offset by the write-off of unamortized premium on the loan.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with our Offerings. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
Pursuant to the advisory agreement and the Dealer Manager Agreements, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of each of our Offerings and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of the respective offering as of the date of reimbursement. The following tables summarizes the selling commissions, dealer manager fees and other organization and offering costs related to our Offerings as of December 31, 2013 (dollars in thousands):

Type of Expense Amount	Initial Offering	Follow-on Offering
Selling commissions	$10,001	$546
Dealer manager fees	5,242	302
Other organization and offering costs	7,312	1,239
Total expenses	$22,555	$2,087
Total offering proceeds	$179,137	$13,915
Percentage of offering proceeds used to pay for organization and offering costs	12.6%	15.0%
As of December 31, 2013, we have incurred $3.2 million of selling commissions, dealer manager fees and other organization and offering costs related to the Follow-on Offering. Such costs only become our liability when they do not exceed 15% of the gross proceeds of the Follow-on Offering. Due to this limitation, we recognized $2.1 million as a reduction to additional paid-in capital and $1.1 million as deferred financing costs, prepaid expenses and other assets on our consolidated balance sheets as of December 31, 2013.

Funds from Operations and Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trust (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. Items such as acquisition fees and expenses which had previously been capitalized prior to 2009, are currently expensed and accounted for as operating expenses. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO also excludes non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.  However, MFFO has limitations as a performance measure during the offering stage for non-traded REITs where the price of a share of common stock is a stated value and the net asset value is not established during the offering stage and for a period thereafter. As a result, MFFO should not be used as a metric to determine or evaluate the net asset value.
FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO and MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of acquisition fees and expenses is the most significant adjustment for the periods presented.  We have excluded this item based on the following economic considerations:

•
Acquisition fees and expenses.  Acquisition costs related to the acquisition of real estate are expensed.  Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis.  Additionally, acquisition costs to date have been funded from the proceeds from our Offerings and debt financings and not from our operations.  We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculation of MFFO, for the years ended December 31, 2013, 2012 and 2011 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Years Ended December 31,
	2013	2012	2011
Net loss	$(7,745)	$(10,233)	$(2,093)
Depreciation of real estate assets	8,188	3,841	858
Amortization of lease-related costs	4,178	4,171	1,032
FFO	4,621	(2,221)	(203)
Real estate acquisition fees and expenses to affiliate	1,186	1,969	—
Real estate acquisition fees and expenses	981	1,584	23
Amortization of premium on note payable	—	(395)	(75)
Prepayment penalty on early payoff of note payable	—	451	—
MFFO	$6,788	$1,388	$(255)
FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.
Distributions
Until we have fully invested the proceeds of our Offerings, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows during 2013 (in thousands, except per share amounts):

	Distributions Declared (1)	Distribution Declared Per Share (1) (2)	Distributions Paid (3)			Cash Flows Provided by Operating Activities	Sources of Distributions Paid
Period			Cash	Reinvested	Total		Amount Paid from Cash Flows From Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2013	$2,416	$0.160	$1,221	$925	$2,146	$753	$753	/35%	$1,393	/65%
Second Quarter 2013	2,946	0.162	1,680	1,251	2,931	504	504	/17%	2,427	/83%
Third Quarter 2013	3,017	0.164	1,720	1,286	3,006	3,136	3,006	/100%	—	/0%
Fourth Quarter 2013	3,094	0.164	1,728	1,299	3,027	3,803	3,027	/100%	—	/0%
	$11,473	$0.650	$6,349	$4,761	$11,110	$8,196	$7,290	/66%	$3,820	/34%
_____________________
(1) Distributions for the period from January 1, 2013 through December 31, 2013 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.
(2) Assumes shares were issued and outstanding each day during the periods presented.
(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.

For the year ended December 31, 2013, we paid aggregate distributions of $11.1 million, including $6.3 million of distributions paid in cash and $4.8 million of distributions reinvested through our dividend reinvestment plan. FFO for the year ended December 31, 2013 was $4.6 million and cash flow provided by operations was $8.2 million. We funded our total distributions paid with $8.2 million of cash flows from operations and $2.9 million of debt financing. For the purposes of determining the source of our distributions paid, we assume first that we use cash flows from operations from the relevant periods to fund distribution payments. All non-operating expenses (including general and administrative expenses to the extent not covered by cash flows from operations), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement. See the reconciliation of FFO to net loss above.
From inception through December 31, 2013, we paid aggregate distributions of $17.3 million, including net cash distributions and dividends reinvested by stockholders, and our cumulative net loss for the same period was $22.1 million. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Forward — Looking Statements,” “Market Outlook — Multi-Family Real Estate and Finance Markets” and “Results of Operations” herein, and the risks discussed herein and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.
Critical Accounting Policies
Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Revenue Recognition
We lease apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.
We will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether our receivable is subject to future subordination, and the degree of our continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.
Other income, including interest earned on the Company’s cash, are recognized as it is earned.
Real Estate
Depreciation and Amortization
Investments in real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for building improvements,10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. We consider the period of future benefit of an asset to determine its appropriate useful life.

Intangible assets related to in-place leases are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.
Development Costs
We will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.
Real Estate Acquisition Valuation
We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.
Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.
We record above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
Impairment of Real Estate and Related Intangible Assets and Liabilities
We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we will assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the years ended December 31, 2013, 2012 and 2011.

Insurance Proceeds for Property Damages
We maintain an insurance policy that provides coverage for property damages and business interruption.  Losses due to physical damages are recognized during the accounting period in which they occur while the amount of monetary assets to be received from the insurance policy is recognized when receipt of insurance recoveries is probable.  Losses, which are reduced by the related insurance recoveries, are recorded as operating, maintenance and management expenses on the accompanying consolidated statements of income.  Anticipated proceeds in excess of recognized losses would be considered a gain contingency and recognized when the contingency related to the insurance claim has been resolved.  Anticipated recoveries for lost rental revenue due to property damages are also considered to be a gain contingency and recognized when the contingency related to the insurance claim has been resolved.
Fair Value Measurements
Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value, as defined under GAAP, is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, we will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes
We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.
Experts
The consolidated financial statements of KBS Legacy Partners Apartment REIT, Inc. as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and the accompanying financial statement schedule, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Financial Statement Schedule
Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization	F-26

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
KBS Legacy Partners Apartment REIT, Inc.

We have audited the accompanying consolidated balance sheets of KBS Legacy Partners Apartment REIT, Inc. (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule in Item 15(a), Schedule III — Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Legacy Partners Apartment REIT, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP
Irvine, California
March 10, 2014

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2013	2012
Assets
Real estate:
Land	$42,363	$29,768
Buildings and improvements	301,857	196,592
Tenant origination and absorption costs	249	1,513
Total real estate, cost	344,469	227,873
Less accumulated depreciation and amortization	(13,429)	(5,298)
Total real estate, net	331,040	222,575
Cash and cash equivalents	36,698	31,849
Restricted cash	4,454	2,304
Deferred financing costs, prepaid expenses and other assets	5,974	5,122
Total assets	$378,166	$261,850
Liabilities and stockholders’ equity
Notes payable	$242,856	$167,940
Accounts payable and accrued liabilities	5,040	3,499
Due to affiliates	2,670	74
Distributions payable	1,054	691
Other liabilities	725	1,068
Total liabilities	252,345	173,272
Commitments and contingencies (Note 10)
Redeemable common stock	4,761	2,006
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 19,196,501 and 12,866,456 shares issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	192	129
Additional paid-in capital	161,328	107,685
Cumulative distributions and net losses	(40,460)	(21,242)
Total stockholders’ equity	121,060	86,572
Total liabilities and stockholders’ equity	$378,166	$261,850
See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2013	2012	2011
Revenues:
Rental income	$32,825	$16,105	$5,372
Total revenues	32,825	16,105	5,372
Expenses:
Operating, maintenance, and management	8,500	4,273	1,503
Real estate taxes and insurance	4,496	2,311	985
Asset management fees to affiliate	2,670	1,521	362
Property management fees to affiliate	207	106	—
Real estate acquisition fees to affiliate	1,186	1,969	—
Real estate acquisition fees and expenses	981	1,584	23
General and administrative expenses	2,199	1,898	1,384
Depreciation and amortization	12,366	8,012	1,890
Interest expense	8,000	4,688	1,323
Total expenses	40,605	26,362	7,470
Other income:
Interest income	35	24	5
Net loss	$(7,745)	$(10,233)	$(2,093)
Net loss per common share, basic and diluted	$(0.44)	$(1.16)	$(1.21)
Weighted-average number of common shares outstanding, basic and diluted	17,649,883	8,801,166	1,734,410
See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)

			Additional Paid-in Capital	Cumulative Distributions and Net Loss	Total Stockholders’ Equity
	Common Stock
	Shares	Amounts
Balance, December 31, 2010	367,447	$4	$3,101	$(2,065)	$1,040
Issuance of common stock	4,339,765	43	43,147	—	43,190
Transfers to redeemable common stock	—	—	(350)	—	(350)
Distributions declared	—	—	—	(1,127)	(1,127)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(3,896)	—	(3,896)
Other offering costs			(2,583)	—	(2,583)
Net loss	—	—	—	(2,093)	(2,093)
Balance, December 31, 2011	4,707,212	$47	$39,419	$(5,285)	$34,181
Issuance of common stock	8,195,092	82	81,224	—	81,306
Redemptions of common stock	(35,848)	—	(350)	—	(350)
Transfers to redeemable common stock	—	—	(1,879)	—	(1,879)
Distributions declared	—	—	—	(5,724)	(5,724)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(7,026)	—	(7,026)
Other offering costs	—	—	(3,703)	—	(3,703)
Net loss	—	—	—	(10,233)	(10,233)
Balance, December 31, 2012	12,866,456	$129	$107,685	$(21,242)	$86,572
Issuance of common stock	6,538,502	65	65,074	—	65,139
Redemptions of common stock	(208,457)	(2)	(1,976)	—	(1,978)
Transfers to redeemable common stock	—	—	(2,532)	—	(2,532)
Distributions declared	—	—	—	(11,473)	(11,473)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(4,898)	—	(4,898)
Other offering costs	—	—	(2,025)	—	(2,025)
Net loss	—	—	—	(7,745)	(7,745)
Balance, December 31, 2013	19,196,501	$192	$161,328	$(40,460)	$121,060
See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2013	2012	2011
Cash Flows from Operating Activities:
Net loss	$(7,745)	$(10,233)	$(2,093)
Adjustments to reconcile net loss to net cash provided by (used) in operating activities:
Depreciation and amortization	12,366	8,012	1,890
Bad debt expense	329	191	14
Loss due to property damages	1,203	—	—
Amortization of premium on notes payable	—	(395)	(75)
Amortization of deferred financing costs	620	386	149
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	(1,350)	(1,161)	(156)
Prepaid expenses and other assets	(1,092)	(834)	(490)
Accounts payable and accrued liabilities	1,373	1,864	107
Due to affiliates	2,612	39	(305)
Other liabilities	(120)	598	114
Net cash provided by (used in) operating activities	8,196	(1,533)	(845)
Cash Flows from Investing Activities:
Acquisitions of real estate	(114,875)	(193,900)	—
Improvements to real estate	(4,939)	(1,936)	(595)
Escrow deposits for pending real estate acquisition	(1,500)	(500)	(1,000)
Restricted cash for capital expenditures	(800)	—	—
Net cash used in investing activities	(122,114)	(196,336)	(1,595)
Cash Flows from Financing Activities:
Proceeds from notes payable	76,220	167,940	—
Principal payments on mortgage note payable	(1,304)	(22,682)	(440)
Principal payments on unsecured note payable due to affiliate	—	(1,000)	(13,000)
Payments of deferred financing costs	(1,025)	(1,737)	(10)
Proceeds from issuance of common stock	60,378	79,077	42,840
Payments to redeem common stock	(1,978)	(350)	—
Payments of commissions on stock sales and related dealer manager fees	(4,898)	(7,026)	(3,896)
Payments of other offering costs	(2,277)	(4,538)	(2,554)
Distributions paid	(6,349)	(3,038)	(553)
Net cash provided by financing activities	118,767	206,646	22,387
Net increase in cash and cash equivalents	4,849	8,777	19,947
Cash and cash equivalents, beginning of period	31,849	23,072	3,125
Cash and cash equivalents, end of period	$36,698	$31,849	$23,072
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $57 for the year ended December 31, 2013	$7,228	$3,793	$1,008
Supplemental Disclosure of Noncash Transactions:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$4,761	$2,229	$350
Application of escrow deposits to purchase real estate	$2,000	$—	$—
Increase in distributions payable	$363	$457	$224
Increase in accrued improvements to real estate	$220	$159	$—
Increase in redeemable common stock payable	$—	$223	$—
See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

1.	ORGANIZATION
KBS Legacy Partners Apartment REIT, Inc. (the “Company”) was formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. Substantially all of the Company’s business is conducted through KBS Legacy Partners Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on August 4, 2009. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS Legacy Partners Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on August 4, 2009, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company originally entered into with the Advisor on January 25, 2010, amended on January 8, 2013 and further amended on August 14, 2013, and renewed for an additional one-year term on January 25, 2014 (the “Advisory Agreement”).
On August 7, 2009, the Company issued 20,000 shares of its common stock to KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), an affiliate of the Company, at a purchase price of $10.00 per share. As of December 31, 2013, the Sub-Advisor owns 20,000 shares of common stock of the Company.
The Company expects to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. The Company expects that its portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. The Company may make its investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2013, the Company owned nine apartment complexes and had identified two other apartment complexes that the Company acquired in February 2014.
On August 19, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public (the “Initial Offering”), of which 80,000,000 shares would be offered pursuant to the Company’s dividend reinvestment plan.
The SEC declared the Company’s registration statement for the Initial Offering effective on March 12, 2010, and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Initial Offering pursuant to a dealer manager agreement dated March 12, 2010 (the “Initial Dealer Manager Agreement”). Under the Initial Dealer Manager Agreement, the Dealer Manager was responsible for marketing the Company’s shares being offered pursuant to the Initial Offering.
On May 31, 2012, the Company filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the “Follow-on Offering” and together with the Initial Offering, the “Offerings”). Pursuant to the registration statement, as amended, the Company registered up to an additional $2,000,000,000 of shares of common stock for sale to the public and up to an additional $760,000,000 of shares of common stock pursuant to the dividend reinvestment plan. The SEC declared the Company’s registration statement for the Follow-on Offering effective on March 8, 2013.
The Company retained the Dealer Manager to serve as the dealer manager for the Follow-on Offering pursuant to a dealer manager agreement dated March 8, 2013 (the “Follow-on Dealer Manager Agreement” and together with the Initial Dealer Manager Agreement, the “Dealer Manager Agreements”). On March 12, 2013, the Company ceased offering shares pursuant to the Initial Offering and on March 13, 2013, the Company commenced offering shares to the public pursuant to the Follow-on Offering.
From the inception of the Initial Offering through its completion on March 12, 2013, the Company sold 18,088,084 shares of common stock for gross offering proceeds of $179.2 million, including 368,872 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $3.5 million.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

As of December 31, 2013, the Company had sold an aggregate of 19,420,805 shares of common stock in the Offerings for gross offering proceeds of $193.1 million, including an aggregate of 746,836 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $7.3 million. Also, as of December 31, 2013, the Company had redeemed 244,304 shares sold in the Offerings for $2.3 million. The Company intends to cease offering shares of common stock in its Follow-on Offering on March 31, 2014, but will continue to offer shares of common stock under its dividend reinvestment plan after March 31, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company, REIT Holdings and the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Revenue Recognition
The Company leases apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is reasonably assured.
The Company will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether the receivable of the Company is subject to future subordination, and the degree of the Company’s continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.
Other income, including interest earned on the Company’s cash, is recognized as it is earned.
Real Estate
Depreciation and Amortization
Real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for building improvements, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. The Company considers the period of future benefit of an asset to determine its appropriate useful life.
Intangible assets related to in-place leases are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Development Costs
The Company will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.
Real Estate Acquisition Valuation
The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date will be expensed in periods subsequent to the acquisition date.
Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.
The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.
The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions, such as market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company will assess the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2013, 2012 and 2011.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Insurance Proceeds for Property Damages
The Company maintains an insurance policy that provides coverage for property damages and business interruption.  Losses due to physical damages are recognized during the accounting period in which they occur while the amount of monetary assets to be received from the insurance policy is recognized when receipt of insurance recoveries is probable.  Losses, which are reduced by the related insurance recoveries, are recorded as operating, maintenance and management expenses on the accompanying consolidated statements of income.  Anticipated proceeds in excess of recognized losses would be considered a gain contingency and recognized when the contingency related to the insurance claim has been resolved.  Anticipated recoveries for lost rental revenue due to property damages are also considered to be a gain contingency and recognized when the contingency related to the insurance claim has been resolved.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There are no restrictions on the use of the Company’s cash and cash equivalents as of December 31, 2013.
The Company’s cash and cash equivalent balance exceeds federally insurable limits as of December 31, 2013. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.
Restricted Cash
Restricted cash is comprised of lender impound reserve accounts for property taxes and insurance proceeds for property damages.
Fair Value Measurements
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, the Company will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.
Dividend Reinvestment Plan
The Company has adopted a dividend reinvestment plan (the “DRP”) through which future common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. On January 17, 2013, the Company’s board of directors approved a second amended and restated dividend reinvestment plan (the “Amended Dividend Reinvestment Plan”). The Amended Dividend Reinvestment Plan became effective for purchases under the plan on or after January 28, 2013. Pursuant to the Amended Dividend Reinvestment Plan, the purchase price of shares of the Company’s common stock issued under the Amended Dividend Reinvestment Plan is equal to 95% of the price to acquire a share of common stock in the Company’s public offering.
On March 4, 2013, the Company’s board of directors approved an updated primary offering price for the Company’s common stock of $10.68 (unaudited) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of shares outstanding, all as of December 31, 2012 and increased for certain offering and other costs. Commencing on or after April 1, 2013, the purchase price per share under the DRP was $10.15. The Company currently expects to engage the Advisor and/or an independent valuation firm to update the estimated value per share in March 2014, but is not required to update the estimated value per share more frequently than every 18 months.
On March 6, 2014, the Company’s board of directors approved an updated primary offering price for the Company’s common stock of $10.96 (unaudited) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of shares outstanding, all as of December 31, 2013 and increased for certain offering and other costs. Commencing on or after April 1, 2014, the purchase price per share under the DRP would be $10.42. The Company currently expects to engage the Advisor and/or an independent valuation firm to update the estimated value per share in December 2014, but is currently not required to update the estimated value per share more frequently than every 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days’ notice to participants.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Redeemable Common Stock
The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.
There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•
Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held his or her shares for one year.

•
During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•
The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

On January 17, 2013, the Company’s board of directors approved a second amended and restated share redemption program (the “Amended Share Redemption Program”). The Amended Share Redemption Program was effective for redemptions under the program on or after February 17, 2013 through March 27, 2013. Under the Amended Share Redemption Program, the Company could redeem shares at specified percentages of the price paid to acquire common shares from the Company for ordinary redemptions, with the percentage varying in accordance with how long a stockholder had held their shares. Ordinary redemptions are all redemptions other than those sought in connection with a stockholder’s death, qualifying disability or determination of incompetence.
On February 25, 2013, the Company’s board of directors approved a third amended and restated share redemption program (the “Third Amended Share Redemption Program”). The Third Amended Share Redemption Program was effective for redemptions under the program on or after March 28, 2013 through February 26, 2014. Pursuant to the Third Amended Share Redemption Program, the Company has modified how it would process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in a currently effective, or the most recently effective, registration statement of the Company as such registration statement had been amended or supplemented (the “Minimum Purchase Requirement”). Specifically, if the Company could not repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then the Company would honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then the Company would redeem all of such stockholder’s shares. If the Company was redeeming all of a stockholder’s shares, there would be no holding period requirement for shares purchased pursuant to the Company’s dividend reinvestment plan.
Pursuant to the program, during the year ended December 31, 2013, the Company redeemed shares as follows:

•	92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from the Company.  Furthermore, once the Company establishes an estimated value per share of its common stock for a purpose other than to set the price to acquire a share in one of its offerings, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share upon completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities — whether through the primary offering or a follow-on public offering — and has not done so for up to 18 months. “Public equity offering” for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.
The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.
The Company will record amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company will present the net proceeds from the current year dividend reinvestment plan as redeemable common stock in its accompanying consolidated balance sheets.
The Company will classify as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares will be contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values. During the year ended December 31, 2013, the Company redeemed $2.0 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 31, 2013 redemption date. Effective January 2014, these limitations were reset and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2013, the Company had $4.8 million available for all eligible redemptions through February 26, 2014.  The Company’s board of directors approved a fourth amended and restated share redemption program, and effective February 26, 2014, the redemption limitation for 2014 was reduced to $2.0 million. See Note 11, “Subsequent Events — Fourth Amended and Restated Share Redemption Program” for more information on the annual redemption limitation.
Related Party Transactions
Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

On January 6, 2014, the Company, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc., KBS Strategic Opportunity REIT II, Inc., the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the plan, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance.
During the years ended December 31, 2013, 2012 and 2011, no other transactions occurred between the Company and KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Strategic Opportunity REIT II, Inc.
The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2013.
Organization and Offering Costs
A portion of the organization and offering costs (other than selling commissions and dealer manager fees) of the Company are paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These organization and other offering costs include expenses to be paid by the Company in connection with the Offering. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, the Company is only liable for these costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Offering.
Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor, the Dealer Manager or their affiliates from the gross proceeds of the Offering. The Company expects the Advisor to continue to incur organization and other offering costs on its behalf.
Selling Commissions and Dealer Manager Fees
The Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.
Acquisition Advisory Fee
The Company pays the Advisor an acquisition advisory fee equal to 1% of the cost of investments acquired, including any acquisition expenses and any debt attributable to such investments.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Asset Management Fee
Until January 8, 2013, with respect to investments in real estate, the Company paid the Advisor a monthly asset management fee equal to one twelfth of 1.0% of the amount paid to fund the acquisition, development, construction or improvement of the investment, inclusive of acquisition expenses related thereto (but excluding any acquisition fees related thereto). The amount paid included any portion of the investment that was debt financed. In the case of investments made through joint ventures, the asset management fee was determined based on the Company’s proportionate share of the underlying investment.
On January 8, 2013 and on August 14, 2013, the Company entered into amendments to the advisory agreement with the Advisor, which modified provision related to the calculation and payment of asset management fees. See Note 7, “Related Party Transactions — Amendments to the Advisory Agreement” for a discussion of these amendments.
Construction Management Fees
In the event that the Sub-Advisor or an affiliate of the Sub-Advisor, assists with planning and coordinating the construction of any building or tenant improvements, the Company will pay the Sub-Advisor or an affiliate of the Sub-Advisor a construction management fee in an amount that is usual and customary for comparable services rendered by third-party management companies to similar projects in the geographic market of the project.  Furthermore, the payment of any construction management fees to the Sub-Advisor and its affiliates is subject to approval by the Company’s conflicts committee.  Construction management fees are capitalized as part of the associated real estate in our accompanying consolidated balance sheets.
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.
The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2013, 2012 and 2011. As of December 31, 2013, returns for calendar years 2010 through 2012 remain subject to examination by major tax jurisdictions.
Segments
The Company has invested in nine apartment complexes as of December 31, 2013. Substantially all of the Company’s revenue and net loss is from real estate, and therefore, the Company currently operates in one reportable segment.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2013, 2012 and 2011.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Distributions declared per common share was $0.650 for the years ended December 31, 2013, 2012 and 2011, respectively. Distributions declared per common share assumes each share was issued and outstanding each day during the years ended December 31, 2013, 2012 and 2011. For the years ended December 31, 2013, 2012 and 2011, distributions were based on daily record dates and calculated at a rate of $0.00178082 per share per day. Each day during the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through December 31, 2013 was a record date for distributions.
Square Footage, Occupancy and Other Measures
Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

3.	RECENT ACQUISITIONS OF REAL ESTATE
During the year ended December 31, 2013, the Company acquired the following properties (dollars in thousands):

Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Total Purchase Price
Watertower Apartments	Eden Prairie	MN	01/15/2013	$4,100	$33,227	$1,048	$38,375
Crystal Park at Waterford	Frederick	MD	05/08/2013	5,666	38,125	1,109	44,900
Millennium Apartment Homes	Greenville	SC	06/07/2013	2,772	30,014	814	33,600
				$12,538	$101,366	$2,971	$116,875
The in-place leases acquired in connection with these acquisitions have a total weighted-average amortization period of 5.7 months as of the date of acquisition.
The Company recorded each acquisition as a business combination and expensed $2.2 million of acquisition costs related to these properties during the year ended December 31, 2013. During the year ended December 31, 2013, the Company recognized $8.6 million of total revenues and $5.8 million of operating expenses from these properties.

4.	REAL ESTATE
As of December 31, 2013, the Company owned nine apartment complexes, containing 2,599 units and encompassing 2.5 million rentable square feet, which were 93% occupied. The following table provides summary information regarding the properties owned by the Company as of December 31, 2013 (dollars in thousands):

Property Name	Date Acquired	Location	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Legacy at Valley Ranch	10/26/2010	Irving, TX	$36,251	$(2,896)	$33,355
Poplar Creek	02/09/2012	Schaumburg, IL	26,922	(1,117)	25,805
The Residence at Waterstone	04/06/2012	Pikesville, MD	64,310	(2,735)	61,575
Legacy Crescent Park	05/03/2012	Greer, SC	20,477	(992)	19,485
Legacy at Martin’s Point	05/31/2012	Lombard, IL	36,186	(1,641)	34,545
Wesley Village	11/06/2012	Charlotte, NC	44,910	(1,452)	43,458
Watertower Apartments	01/15/2013	Eden Prairie, MN	37,947	(1,210)	36,737
Crystal Park at Waterford	05/08/2013	Frederick, MD	44,529	(816)	43,713
Millennium Apartment Homes	06/07/2013	Greenville, SC	32,937	(570)	32,367
			$344,469	$(13,429)	$331,040

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Property Damage
During the third quarter of 2013, four of the Company’s apartment complexes suffered physical damage due to fire and storm.  As a result of the damages, some of the apartment units at one of the properties were closed to tenants for repairs.  The Company’s insurance policy provides coverage for property damage and business interruption subject to a $25,000 deductible per incident.  Based on management’s estimates, the Company recognized an estimated aggregate loss due to damages of $1.2 million during the year ended December 31, 2013, which was reduced by $1.1 million of estimated insurance recoveries related to such damages, which the Company determined were probable of collection. Additionally, the Company recorded $0.2 million for insurance recoveries related to emergency response costs payable to mitigate the extent of damages.  The net loss due to damages of $0.1 million during the year ended December 31, 2013 was classified as operating, maintenance and management expenses on the accompanying consolidated statements of operations and relates to the Company’s insurance deductible for each of the claims.  Through December 31, 2013, the Company received insurance proceeds of $0.8 million. As of December 31, 2013, the total estimated insurance recoveries to be collected of $0.5 million were classified as deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.

5.	NOTES PAYABLE
As of December 31, 2013 and 2012, the Company’s notes payable consisted of the following (dollars in thousands):

	Principal as of December 31, 2013	Principal as of December 31, 2012	Contractual Interest Rate as of December 31, 2013 (1)	Payment Type		Maturity Date
Legacy at Valley Ranch Mortgage Loan	$32,500	$32,500	3.9%	Principal & Interest	(2)	04/01/2019
Poplar Creek Mortgage Loan	20,400	20,400	4.0%	Principal & Interest	(2)	03/01/2019
The Residence at Waterstone Mortgage Loan	47,905	47,905	3.8%	Principal & Interest	(2)	05/01/2019
Legacy Crescent Park Mortgage Loan	14,425	14,560	3.5%	Principal & Interest	(3)	06/01/2019
Legacy at Martin’s Point Mortgage Loan	23,000	23,000	3.3%	Principal & Interest	(2)	06/01/2019
Wesley Village Mortgage Loan	28,923	29,575	2.6%	Principal & Interest	(4)	12/01/2017
Watertower Mortgage Loan	25,000	—	2.5%	Principal & Interest	(2)	02/10/2018
Crystal Park Mortgage Loan	29,055	—	2.5%	Principal & Interest	(4)	06/01/2018
Millennium Mortgage Loan	21,648	—	2.7%	Principal & Interest	(4)	07/01/2018
	$242,856	$167,940
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2013.
(2) Monthly payments are interest-only during the first two years of the loan. Beginning with the third year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(3) Monthly payments are interest-only during the first year of the loan. Beginning with the second year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(4) Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
As of December 31, 2013 and 2012, the Company’s deferred financing costs were $2.0 million and $1.6 million, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.
During the years ended December 31, 2013, 2012 and 2011, the Company incurred $8.0 million, $4.7 million and $1.3 million of interest expense, respectively. Included in interest expense for the years ended December 31, 2013, 2012 and 2011 were $0.6 million, $0.4 million and $0.1 million of amortization of deferred financing costs, respectively. Additionally, during the year ended December 31, 2013, the Company capitalized $0.1 million of interest to land under development. Included in interest expense for the year ended December 31, 2012 was $0.5 million and $(0.4) million due to early termination fees on mortgage debt and the write-off of a premium on notes payable, respectively. As of December 31, 2013 and 2012, the Company recorded interest payable of $0.7 million and $0.5 million, respectively.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

The following is a schedule of maturities, including principal amortization payments, for the Company’s notes payable outstanding as of December 31, 2013 (in thousands):

2014	$3,416
2015	4,873
2016	5,108
2017	31,432
2018	72,166
Thereafter	125,861
$242,856

6.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:
Cash and cash equivalents, restricted cash, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Notes payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

The following were the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2013 and 2012 (dollars in thousands):

	December 31, 2013			December 31, 2012
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liabilities:
Notes payable	$242,856	$242,856	$237,728	$167,940	$167,940	$171,232
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

7.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of proceeds from the Offering in real estate related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. The Company has also entered into a fee reimbursement agreement (the “AIP Reimbursement Agreement”) with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company’s participation in the Depository Trust & Clearing Corporation (“DTCC”) Alternative Investment Product Platform with respect to certain accounts of the Company’s investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Strategic Opportunity REIT II, Inc. During the years ended December 31, 2013 and 2012, no transactions occurred between the Company and these other KBS-sponsored programs.
On January 6, 2014, the Company, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc., KBS Strategic Opportunity REIT II, Inc., the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the plan, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance.
During the years ended December 31, 2013, 2012 and 2011, no other transactions occurred between the Company and KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Strategic Opportunity REIT II, Inc.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2013, 2012 and 2011, respectively, and any related amounts payable as of December 31, 2013 and 2012 (in thousands):

	Incurred			Payable as of
	Years Ended December 31,			December 31,
	2013	2012	2011	2013	2012
Expensed
Asset management fees (1)	$2,670	$1,521	$362	$2,454	$—
Reimbursable operating expenses (2)	454	602	60	63	39
Acquisition fees on real properties	1,186	1,969	—	—	—
Related party interest expense	—	10	401	—	—
Property management fees (3)	207	106	—	—	—
Capitalized
Construction management fees	134	—	—	134	—
Additional Paid-in Capital
Selling commissions	3,101	4,668	2,609	—	—
Dealer manager fees	1,797	2,358	1,287	—	—
Reimbursable other offering costs	619	3,408	2,583	19	35
	$10,168	$14,642	$7,302	$2,670	$74
____________________
(1) See “Amendments to the Advisory Agreement” below.
(2) Reimbursable operating expenses primarily consists of marketing research costs and property pursuit costs incurred by our Sub-Advisor. In addition, the Advisor may seek reimbursement for employee costs under the Advisory Agreement. Beginning July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $87,000, $74,000 and $60,000 for the years ended December 31, 2013, 2012 and 2011, respectively, and were the only employee costs reimbursable under the Advisory Agreement through December 31, 2013. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.
(3) See “ — Property Management Agreement.”
From inception through December 31, 2013, the Company has recognized and paid $0.9 million in selling commissions and dealer manager fees related to the Follow-on Offering. Additionally, the Company has incurred $2.3 million of other organization and offering costs related to the Follow-on Offering. Pursuant to the Advisory Agreement, the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in each of the Offerings exceed 15% of the gross offering proceeds of the respective Offering. Due to this limitation, the Company recorded $2.1 million of selling commissions, dealer manager fees and other organization and offering costs as additional paid-in capital and $1.1 million as deferred financing costs, prepaid expenses and other assets on its consolidated balance sheet as of December 31, 2013.  From inception through the close of the offering, selling commissions, dealer manager fees, and other organization and offering expenses related to the Initial Offering was 12.6% of the gross offering proceeds. As of December 31, 2013, selling commissions, dealer manager fees, and other organization and offering expenses related to the Follow-on Offering was 15.0% of the gross offering proceeds.
In connection with the Offering, the Company’s sponsors agreed to provide additional indemnification to one of the participating broker dealers.  The Company agreed to add supplemental coverage to its directors’ and officers’ insurance coverage to insure the sponsors’ obligations under this indemnification agreement in exchange for reimbursement by the sponsors to the Company for all costs, expenses and premiums related to this supplemental coverage.  During the years ended December 31, 2013 and 2012, the Advisor paid $87,000 and $88,500, respectively, to the insurer for the costs of the supplemental coverage obtained by the Company.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Amendments to the Advisory Agreement
On January 8, 2013, the Company entered into an amendment to the advisory agreement with the Advisor, which defers the Company’s obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. The Company will only be obligated to pay the Advisor such deferred amounts if and to the extent that the Company’s funds from operations, as such term is defined by the National Association of Real Estate Investment Trusts and interpreted by the Company, as adjusted for the effects of straight-line rents and acquisition costs and expenses (“AFFO”) for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “AFFO Surplus”). The amount of any AFFO Surplus in a given month shall be applied first to pay to the Advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment) and then to pay asset management fees previously deferred by the Advisor in accordance with this amendment that remain unpaid. As of December 31, 2013, the Company had accrued and deferred payment of $1.5 million of asset management fees for February through July 2013 under this amendment, as the Company believes the payment of this amount to the Advisor is probable. These fees will be reimbursed in accordance with the terms noted above.
On August 14, 2013, the Company and the Advisor entered into an amendment to the advisory agreement between the parties. The amendment reduces the asset management fee payable by the Company to the Advisor with respect to investments in real estate to a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property (whether at or subsequent to acquisition), including acquisition expenses and budgeted capital improvement costs (regardless of the level of debt used to finance the investment), and (ii) 2.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property, including acquisition expenses and budgeted capital improvement costs, less any debt used to finance the investment. In addition, the amendment defers without interest under certain circumstances, the Company’s obligation to pay asset management fees accruing from August 1, 2013. Specifically, the amendment defers the Company’s obligation to pay an asset management fee for any month in which the Company’s modified funds from operations (“MFFO”), as such term is defined in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 and interpreted by the Company, excluding asset management fees, does not exceed the amount of distributions declared for record dates of the corresponding month.  The Company remains obligated to pay the Advisor an asset management fee in any month in which the MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”), but any amount of the asset management fee for such month in excess of the MFFO Surplus will also be deferred under the amendment.  If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will not be applied to pay asset management fee amounts previously deferred by the Advisor in accordance with this amendment. However, notwithstanding the foregoing, any and all deferred asset management fees shall be immediately due and payable at such time as the stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company’s share redemption plan, and (ii) an 8.0% per year cumulative, non-compounded return on such net invested capital (the “Stockholders’ 8% Return”). The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of the Company’s stockholders to have received any minimum return in order for the Advisor to receive deferred asset management fees. As of December 31, 2013, the Company accrued and deferred payment of $1.0 million of asset management fees for August through December 31, 2013 under this amendment, as the Company believes the payment of this amount to the Advisor is probable. These fees will be reimbursed in accordance with the terms noted above.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Property Management Agreement
In connection with each of its acquisitions of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park, Legacy at Martin’s Point, Wesley Village and Millennium Apartment Homes, the Company, through an indirect wholly owned subsidiary, entered into a separate Property Management — Account Services Agreement (collectively, the “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of the Sub-Advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to these properties. Under each Services Agreement, the Company pays LPR a monthly fee in an amount equal to 1% of each property’s gross monthly collections. Unless otherwise provided for in an approved operating budget for a property, LPR will be responsible for all expenses that it incurs in rendering services pursuant to each Services Agreement. Each Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Company may terminate each Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Company may also terminate each Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate each Services Agreement at any time without cause upon 90 days’ prior written notice to the Company.

8.	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2013 and 2012. The Company acquired three apartment complexes during the year ended December 31, 2013, all which were accounted for as business combinations. The following unaudited pro forma information for the years ended December 31, 2013 and 2012 has been prepared to give effect to the acquisitions of (i) Watertower Apartments, (ii) Crystal Park at Waterford and (iii) Millennium Apartment Homes as if the acquisitions occurred on January 1, 2012. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on January 1, 2012, nor do they purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Years Ended December 31,
	2013	2012
Revenues	$37,976	$27,710
Depreciation and amortization	$9,946	$13,879
Net income (loss)	$(923)	$(12,393)
Net income (loss) per common share, basic and diluted	$(0.05)	$(0.92)
Weighted-average number of common shares outstanding, basic and diluted	18,907,574	13,461,536
The unaudited pro forma information for the year ended December 31, 2013 was adjusted to exclude $2.2 million of acquisition costs incurred in 2013 related to Watertower Apartments, Crystal Park at Waterford and Millennium Apartment Homes.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

9.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2013 and 2012 (in thousands, except per share amounts):

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$6,730	$7,912	$9,136	$9,047
Net loss	$(2,167)	$(3,336)	$(1,526)	$(716)
Net loss per common share, basic and diluted	$(0.14)	$(0.18)	$(0.08)	$(0.04)
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,814	$4,019	$4,825	$5,447
Net loss	$(1,073)	$(4,880)	$(2,448)	$(1,832)
Net loss per common share, basic and diluted	$(0.19)	$(0.61)	$(0.25)	$(0.16)
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164
_____________________
(1) Distributions declared per common shares assumes each share was issued and outstanding each day during the respective quarterly period from January 1, 2012 through December 31, 2013. Each day during the period from January 1, 2012 through February 28, 2012 and March 1, 2012 through December 31, 2013 was a record date for distributions. Distributions were calculated at a rate of $0.00178082 per share per day.

10.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor, the Sub-Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares in its Offerings; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s property, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.
Legal Matters
From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

11.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of Offering
The Company ceased offering shares pursuant to the Initial Offering on March 12, 2013 and commenced offering shares to the public pursuant to the Follow-on Offering on March 13, 2013. As of March 3, 2014, the Company had sold an aggregate of 19,812,304 shares of common stock in the Offerings for gross offering proceeds of $197.2 million, including an aggregate of 837,508 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $8.3 million. Also as of March 3, 2014, the Company had redeemed 255,466 shares sold in the Offerings for $2.4 million.
On January 29, 2014, in consideration of the Company’s size, the pace at which shares are sold in the Follow-on Offering, the costs associated with conducting a continuous primary offering, and the current conditions in the real estate and capital markets, the Company’s board of directors approved an early termination of the primary offering of the Follow-on Offering on March 31, 2014. The Company may continue to offer shares under the dividend reinvestment plan after the primary offering terminates until it has sold $760,000,000 of shares through the reinvestment of distributions.
Distributions Paid
On January 2, 2014, the Company paid distributions of $1.1 million, which related to distributions declared for each day in the period from December 1, 2012 through December 31, 2013. On February 3, 2014, the Company paid distributions of $1.1 million, which which related to distributions declared for each day in the period from January 1, 2014 through January 31, 2014. On March 3, 2014, the Company paid distributions of $1.0 million, which which related to distributions declared for each day in the period from February 1, 2014 through February 28, 2014.
Distributions Declared
On January 16, 2014, the Company’s board of directors declared distributions based on daily record dates for the period from February 1, 2014 through February 28, 2014, which the Company paid on March 3, 2014, and distributions based on daily record dates for the period from March 1, 2014 through March 31, 2014, which the Company expects to pay in April 2014. On March 6, 2014, the Company’s board of directors declared distributions based on daily record dates for the period from April 1, 2014 through April 30, 2014, which the Company expects to pay in May 2014, and distributions based on daily record dates for the period from May 1, 2014 through May 31, 2014, which the Company expects to pay in June 2014. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082  per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share or a 5.93% annualized rate based on the current offering price of $10.96 (which will be effective March 11, 2014).
Fourth Amended and Restated Share Redemption Program
On January 24, 2014, the Company’s board of directors approved a fourth amended and restated share redemption program (the “Fourth Amended Share Redemption Program”). The Fourth Amended Share Redemption Program will be effective for redemptions under the program on or after February 27, 2014. Under the Fourth Amended Share Redemption Program, the Company may redeem only the number of shares that the Company could purchase with the amount of the net proceeds from the sale of shares under the Company’s dividend reinvestment plan during the prior calendar year; provided that the Company may not redeem more than $2.0 million of shares in the aggregate during any calendar year. Furthermore, during any calendar year, once the Company has redeemed $1.5 million of shares under the Fourth Amended Share Redemption Program, including redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence, the remaining $0.5 million of the $2.0 million annual limit shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetence. In establishing the $2.0 million limitation, the Company’s board of directors considered the $2.0 million of redemptions processed during the 2013 calendar year and the cash requirements necessary to effectively manage the Company’s assets.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

There were no other changes to the Fourth Amended Share Redemption Program. The Company’s board of directors may amend, suspend or terminate the program upon 30 days’ notice. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the Company’s stockholders.
Investments and Financings Subsequent to December 31, 2013
Acquisition of Legacy Grand at Concord
On February 18, 2014, the Company, through an indirect wholly owned subsidiary (the “Legacy Grand at Concord Owner”), purchased an apartment complex containing 240 units on approximately 18.4 acres of land in Concord, North Carolina (“Legacy Grand at Concord”). The seller is not affiliated with the Company or its advisors. The purchase price of Legacy Grand at Concord was $28.0 million plus closing costs. The Company funded the acquisition through the assumption of the Legacy Grand at Concord Mortgage Loan (defined below) in the amount of $23.2 million and with proceeds from the Offerings. The Company has yet to allocate the purchase price of the property to the fair value of the tangible assets and identifiable intangible assets and liabilities.
Legacy Grand at Concord is located in Concord, North Carolina and consists of 240 apartment units, encompassing 283,783 rentable square feet. At acquisition, Legacy Grand at Concord was 91% occupied.
Financing of Legacy Grand at Concord
On February 18, 2014, in connection with the acquisition of Legacy Grand at Concord, the Legacy Grand at Concord Owner assumed a U.S. Housing and Urban Development Section 221d(4) loan with an outstanding principal balance of $23.2 million (the “Legacy Grand at Concord Mortgage Loan”). The Legacy Grand at Concord Mortgage Loan matures on December 1, 2050 and bears interest at a fixed rate of 4.05%. Monthly payments include principal and interest in the sum of $101,159.  The Company has the right to repay the loan in whole or in part subject to certain conditions and a fixed percentage prepayment premium which declines over time. The loan is fully assumable by a subsequent purchaser of Legacy Grand at Concord, subject to certain conditions contained in the loan documents.
Acquisition of the Lofts at the Highlands
On February 25, 2014, the Company, through an indirect wholly owned subsidiary (the “Lofts at the Highlands Owner”), purchased an apartment complex containing 200 units on approximately 2.8 acres of land in St. Louis, Missouri (the “Lofts at the Highlands”). The seller is not affiliated with the Company or its advisors. The purchase price of the Lofts at the Highlands was $41.8 million plus closing costs. The Company funded the acquisition through the assumption of the Lofts at the Highlands Mortgage Loan (defined below) in the amount of $32.0 million and proceeds from the Offerings. The Company has yet to allocate the purchase price of the property to the fair value of the tangible assets and identifiable intangible assets and liabilities.
The Lofts at the Highlands is located in Saint Louis, Missouri and consists of 200 apartment units, encompassing 246,612 rentable square feet. At acquisition, the Lofts at the Highlands was 80% occupied.
Financing of the Lofts at the Highlands
On February 25, 2014, in connection with the acquisition of the Lofts at the Highlands, the Lofts at the Highlands Owner assumed a U.S. Housing and Urban Development Section 221d(4) loan with an outstanding principal balance of $32.0 million (the “Lofts at the Highlands Mortgage Loan”). The Lofts at the Highlands Mortgage Loan matures on August 1, 2052 and bears interest at a fixed rate of 3.4%. Monthly payments include principal and interest in the sum of $124,111.  The Company has the right to repay the loan in whole or in part subject to certain conditions and a fixed percentage prepayment premium which declines over time. The loan is fully assumable by a subsequent purchaser of the Lofts at the Highlands, subject to certain conditions in the loan documents.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2013
(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition (2)	Land	Building and Improvements (1)	Total (3)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Legacy at Valley Ranch	Irving, TX	100%	$32,500	$4,838	$31,750	$36,588	$(337)	$4,838	$31,413	$36,251	$(2,896)	1999	10/26/2010
Poplar Creek	Schaumburg, IL	100%	20,400	7,020	20,180	27,200	(278)	7,020	19,902	26,922	(1,117)	1986/2007	02/09/2012
The Residence at Waterstone	Pikesville, MD	100%	47,905	7,700	57,000	64,700	(390)	7,700	56,610	64,310	(2,735)	2002	04/06/2012
Legacy Crescent Park	Greer, SC	100%	14,425	1,710	19,090	20,800	(323)	1,710	18,767	20,477	(992)	2008	05/03/2012
Legacy at Martin’s Point	Lombard, IL	100%	23,000	3,500	31,950	35,450	736	3,500	32,686	36,186	(1,641)	1989/2009	05/31/2012
Wesley Village	Charlotte, NC	100%	28,923	5,000	40,750	45,750	(840)	5,057	39,853	44,910	(1,452)	2009	11/06/2012
Watertower Apartments	Eden Prairie, MN	100%	25,000	4,100	34,275	38,375	(428)	4,100	33,847	37,947	(1,210)	2004	01/15/2013
Crystal Park at Waterford	Frederick, MD	100%	29,055	5,666	39,234	44,900	(371)	5,666	38,863	44,529	(816)	1990	05/08/2013
Millennium Apartment Homes	Greenville, SC	100%	21,648	2,772	30,828	33,600	(663)	2,772	30,165	32,937	(570)	2009	06/07/2013
		TOTAL	$242,856	$42,306	$305,057	$347,363	$(2,894)	$42,363	$302,106	$344,469	$(13,429)
_____________________
(1) Building and improvements include tenant origination and absorption costs.
(2) Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.
(3) The aggregate cost of real estate for federal income tax purposes was $360.3 million as of December 31, 2013.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)
December 31, 2013
(dollar amounts in thousands)

	2013	2012	2011
Real Estate:
Balance at the beginning of the year	$227,873	$37,241	$36,646
Acquisitions	116,875	193,900	—
Improvements	5,159	2,095	595
Write-off of fully depreciated and fully amortized assets	(4,235)	(5,363)	—
Loss due to property damages	(1,203)	—	—
Balance at the end of the year	$344,469	$227,873	$37,241
Accumulated depreciation and amortization:
Balance at the beginning of the year	$5,298	$2,649	$759
Depreciation and amortization expense	12,366	8,012	1,890
Write-off of fully depreciated and fully amortized assets	(4,235)	(5,363)	—
Balance at the end of the year	$13,429	$5,298	$2,649